# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 848 ELM STREET, MANCHESTER, New Hampshire (NH), 03101
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001829126-24-000567
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 2,802,254; shared voting power 0; sole dispositive power 2,802,254; shared dispositive power 0; aggregate amount beneficially owned 2,802,254 (35.1% of the class)
  Comment: The aggregate amount beneficially owned by the Reporting Person consists of (a) 2,681,980 shares of the Issuer's Common Stock, $0.01 par value per share (Common Stock) and (b) 120,274 shares of Common Stock issuable upon conversion of the Issuer's Series A Convertible Preferred Stock, $0.001 par value per share (Series A Preferred Stock), which are convertible within 60 days at a ratio of 1.4 shares of Common Stock for each share of Series A Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: 848 ELM STREET, MANCHESTER, New Hampshire (NH), 03101
Comment: The following constitutes Amendment No. 5 to the Schedule 13D filed by the Reporting Person ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. This statement relates to the Common Stock, $0.01 par value (the "Shares"), of FiEE, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated as follows:

This statement is filed by David Elliot Lazar (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

On January 22, 2024, the Issuer granted the Reporting Person 25,000 Shares of Common Stock pursuant to the Issuer's Non-Employee Directors Compensation Plan. On December 26, 2024, the Reporting Person acquired 1,456,980 Shares of Common Stock in a private transaction for aggregate consideration of $50,000 pursuant to a Stock Purchase Agreement (as defined below). On February 18, 2025, the Reporting Person acquired 1,200,000 Shares of Common Stock in connection with the February 2025 Transactions (as described in Item 6 below).

Pursuant to a securities purchase agreement, dated as of January 23, 2024, by and between the Issuer and the Reporting Person, as further described in Item 6, the Reporting Person acquired 2,000,000 shares of Series A Preferred Stock for an aggregate purchase price of $2,800,000. On October 21, 2024, the Issuer granted the Reporting Person 305,357 shares of Series A Preferred Stock. The Reporting Person sold 2,219,447 shares of Series A Preferred Stock in connection with the February 2025 Transactions, the consideration for which was $300,000, which was paid to the Issuer by the Purchasers (as defined below) and deemed a contribution by the Reporting Person.

Following the February 2025 Transactions, the Reporting Person owns 2,681,980 Shares of Common Stock and 85,910 shares of Series A Preferred Stock, subject to the voting arrangement with the Purchasers described in Item 6 below. The aggregate purchase price of the 2,802,254 Shares directly beneficially owned by the Reporting Person is approximately $454,343.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The February Purchase Agreement (as defined in Item 6 below) contains customary representations, warranties and agreements of the parties, as well as certain limitations and conditions, indemnification rights and other obligations. The February Purchase Agreement contains certain covenants that the parties are obligated to comply with, such as the Reporting Person providing satisfactory evidence to the Purchasers that: (i) each consulting or other agreement between the Issuer and each of Matthew McMurdo and ABZ Law Office have been terminated; (ii) each of Avraham Ben-Tzvi, Andrew Papanicolau, Matthew McMurdo, Patrick Rivard, and David Natan has resigned as a director of the Issuer; and (iii) the Board of Directors of the Issuer has approved decreasing the size of the Board of Directors to three directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,985,001 shares of Common Stock outstanding, which is based on (a) information furnished by the Issuer to the Reporting Person regarding the shares of Common Stock outstanding as of March 10, 2025 and (b) an aggregate of 120,274 Shares of Common Stock directly beneficially owned by the Reporting Person upon the conversion of the Series A Preferred Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Preferred Stock. Upon completion of the Conversion Increase (as defined in Item 6 below) aggregate percentage of Shares reported by each person named herein will change.

As of the close of business on March 10, 2025, the Reporting Person beneficially owned 2,802,254 Shares. Percentage: Approximately 35.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 2,802,254
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,802,254
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 18, 2025, the Reporting Person entered into an Amended and Restated Securities Purchase Agreement (the "February Purchase Agreement") with the Issuer and certain purchasers party thereto (the "Purchasers"), pursuant to which the Reporting Person (i) sold (A) 2,219,447 shares of Series A Preferred Stock, (B) a warrant to purchase up to 2,800,000 shares of Common Stock (the "Lazar Warrant") and (C) the Reporting Person's right, title and interest in certain amounts owed to the Reporting Person by the Issuer (such amounts, the "Lazar Receivables"), and (ii) acquired 1,200,000 newly issued shares of Common Stock (such transactions, the "February 2025 Transactions"). Following the February 2025 Transactions, the Reporting Person owned a total of 2,681,980 shares of Common Stock and 85,910 shares of Series A Preferred Stock, subject to the voting arrangement described below.

The aggregate purchase price paid by the Purchasers in connection with the February 2025 Transactions is $500,000. The Purchasers previously paid $200,000 to the Reporting Person as an advance and paid the remaining $300,000 to the Issuer at closing on behalf of the Reporting Person. The payment of the remaining $300,000 was deemed a contribution by the Reporting Person to the Issuer. In exchange, the Reporting Person received 1,200,000 newly issued Shares of Common Stock.

Pursuant to the February Purchase Agreement, the Reporting Person is entitled to receive, as additional consideration, an additional payment (the "Earnout Payment") and newly issued shares (the "Earnout Shares") if certain conditions (the "Earnout Milestones") are met. Specifically, (i) the Reporting Person must use best efforts to obtain a decision from the SEC requiring Nasdaq to hold a hearing concerning the Issuer's appeal against delisting; (ii) the Issuer must successfully regain a Nasdaq listing by December 31, 2025 (such date of listing, the "Listing Date"); and (iii) the Reporting Person must continue providing services to assist the Issuer in achieving such listing from the closing date through the Listing Date.

If all Earnout Milestones are satisfied, then, within thirty (30) days of the Listing Date, (i) the Purchasers will be required to pay the Reporting Person up to $3.4 million, subject to certain deductions, including indemnification claims, less (A) an $800,000 escrow amount and (B) any unapproved liabilities incurred by the Issuer after closing, and (ii) the Issuer will issue to the Reporting Person a number of newly issued shares equal to 3% of the Issuer's outstanding common stock as of the Listing Date.

The descriptions of the covenants contained in the February Purchase Agreement in Item 4 above are hereby incorporated by reference into this Item 6.

In addition, promptly following closing, in consideration of the Purchasers' cancellation of the Lazar Warrant and forgiveness of the Lazar Receivables, the Issuer is required to take all actions reasonably necessary to amend its certificate of incorporation to increase the conversion price of the Series A Preferred Stock from $1.40 to $2.75 (the "Conversion Increase").

As security for the completion of the Conversion Increase, the Reporting Person granted to one of the Purchasers the power to vote and exercise all voting and related rights with respect to 2,656,980 Shares of Common Stock and 85,910 shares of Series A Preferred Stock, including any related securities, in the name and place of the Reporting Person, at such Purchaser's sole discretion, at any stockholder meeting or through written consent. This arrangement will terminate after the Issuer effects the Conversion Increase.

The foregoing description of the February Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the February Purchase Agreement, which is filed as an exhibit to this Amendment No. 5, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Amended and Restated Securities Purchase Agreement by and among the Company, the Purchasers and the Reporting Person, effective as of February 18, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FiEE, Inc. with the U.S. Securities and Exchange Commission on February 24, 2025)

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (03/10/2025)